EXHIBIT 99.1

Portage Biotech Reports Results for Fiscal Quarter Ended June 30, 2023, and Business Update

PORT 2 and 6 Presented at the Society for Immunotherapy of Cancer’s (SITC) Annual Meeting

WESTPORT, Conn., Nov. 28, 2023 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG), a clinical-stage immuno-oncology company advancing novel multi-targeted therapies for use as monotherapy and in combination, today reported financial results for the fiscal quarter ended September 30, 2023.

“The Company is focused on developing its two lead clinical programs and maximizing its resources given market conditions. We continue to build on the favorable interim data and early evidence of single agent activity from the Phase 1/2 trial of our lead program, PORT-2, presented at SITC earlier this month and the near-term focus is defining the recommended Phase 2 dose,” said Dr. Ian Walters, Chief Executive Officer, and Chairman of Portage Biotech. “We are also excited with the progress and investigator interest in our ADPORT-601 adaptive Phase 1a/1b trial for PORT-6 (A2A inhibitor) and PORT-7 (A2B inhibitor) in multiple solid tumors, which was presented at SITC by Sumit K. Subudhi of the University of Texas MD Anderson Cancer Center. Clinical enrollment for PORT-6 is progressing well, we have completed dosing in the low dose cohort and are enrolling patients in the next dose cohort.” continued Dr. Walters. “Accrual in the Phase 1 portion of the PORT-2 trial is expected to be completed in the first calendar quarter of 2024, and we expect to make clinical updates at ASCO and SITC during 2024 on both programs”.

Company Highlights

  Presented updated data support the proof of concept of using an iNKT engager monotherapy (PORT-2) to induce immune response for patients with non-small cell lung cancer (NSCLC) and melanoma at SITC.
  Presented trial in progress of ADPORT-601: the Adenosine 2A(A2A) and Adenosine 2B(A2B) trial for patients with solid tumors with high adenosine receptor expression which has attracted strong academic interest in the clinical design.
  Portage completed a $6 million financing in October 2023 for continued clinical development, general corporate and working capital purposes.

Financial Results from Quarter Ended September 30, 2023

The Company incurred a net loss of approximately $5.2 million and total comprehensive loss of approximately $6.5 million during the three months ended September 30, 2023 (the “Fiscal 2024 Quarter”), compared to a net loss and total comprehensive loss of approximately $1.1 million during the three months ended June 30, 2022 (the “Fiscal 2023 Quarter”), an increase in net loss of $4.1 million and an increase in total comprehensive loss of $5.4 million from the Fiscal 2023 Quarter.

Operating expenses for the Fiscal 2024 Quarter, which include research and development (“R&D”) costs and general and administrative (“G&A”) expenses, were $5.9 million compared to $3.6 million in the Fiscal 2023 Quarter, an increase of $2.3 million, which is discussed more fully below.

R&D costs increased by approximately $2.7 million to approximately $4.2 million, or approximately 180%, for the Fiscal 2024 Quarter from approximately $1.5 million in the Fiscal 2023 Quarter. The increase was primarily attributable to an overall increase in clinical trial and manufacturing-related costs associated with the clinical trials for PORT-2 (iNKT) and the PORT-6 and PORT-7 (adenosine assets). These increases in R&D costs reflect the clinical activity and manufacturing-related costs related to developing the Company’s adenosine and iNKT development programs.

G&A expenses decreased by approximately $0.4 million to approximately $1.7 million, or approximately 19%, from approximately $2.1 million in the Fiscal 2023 Quarter, due to the decreases in D&O insurance premiums, non-cash share-based compensation, and decreases in consulting fees relating to the Tarus acquisition incurred in the Fiscal 2023 Quarter.

As of September 30, 2023, the Company had cash and cash equivalents of approximately $3.4 million, and total current liabilities of approximately $3.1 million. Giving effect to the completion of the recent $6 million equity financing in October 2023, which generated proceeds, net of offering expenses, of $5.3 million, the Company’s cash and cash equivalents as of September 30, 2023, was approximately $8.7 million.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing multi-targeted therapies to extend survival and significantly improve the lives of patients with cancer. Lead programs in the Portage portfolio include first-in-class invariant natural killer T cell (iNKT) small molecule engagers and potentially best-in-class adenosine antagonists. These programs are being advanced using innovative trial designs and translational data to identify the patient populations most likely to benefit from treatment. The Company’s unique business model leverages a strong network of academic experts and large pharma partners to rapidly and efficiently advance multiple products. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements
All statements in this news release, other than statements of historical facts, including without limitation, statements regarding about the Company’s information that are forward-looking in nature and, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe," "expect," "anticipate," "intend," "estimate," “will,” “may,” “plan,” “potential,” “continue,” or similar expressions or variations on such expressions are forward-looking statements. For example, statements regarding the Company’s clinical development plans and updates are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but are not limited to: the Company's ability to obtain financing in the future to cover its operational costs and progress its plans for clinical development and its ability to continue as a going concern; the Company's clinical development of its product candidates, including the results of current and future clinical trials; and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2023. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations:
ir@portagebiotech.com
chuck@lifesciadvisors.com

Media Relations:
media@portagebiotech.com

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Portage Biotech Inc. Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss) (U.S. Dollars in thousands, except per share amounts)
	Three Months Ended September 30,		Six Months Ended September 30,
	2023	2022	2023	2022
Expenses
Research and development	$4,237	$1,565	$7,865	$3,441
General and administrative expenses	1,693	2,088	3,062	4,299
Loss from operations	(5,930)	(3,653)	(10,927)	(7,740)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	(113)	70	(1,224)	70
Share of loss in associate accounted for using equity method	(40)	(56)	(90)	(116)
Change in fair value of warrant liability	–	24	–	25
Depreciation expense	(15)	–	(26)	–
Foreign exchange transaction gain (loss)	(17)	(58)	1	(110)
Interest income	53	44	139	65
Interest expense	(10)	(9)	(16)	(9)
Loss before benefit for income taxes	(6,072)	(3,638)	(12,143)	(7,815)
Income tax benefit	907	2,553	1,052	5,105
Net loss	(5,165)	(1,085)	(11,091)	(2,710)
Other comprehensive income (loss)
Net unrealized gain on investments	(1,300)	–	469	–
Total comprehensive loss for period	$(6,465)	$(1,085)	$(10,622)	$(2,710)

Net (loss) income attributable to:
Owners of the Company	$(5,158)	$(949)	$(11,077)	$(2,678)
Non-controlling interest	(7)	(136)	(14)	(32)
Net loss	$(5,165)	$(1,085)	$(11,091)	$(2,710)

Comprehensive (loss) income attributable to:
Owners of the Company	$(6,458)	$(949)	$(10,608)	$(2,678)
Non-controlling interest	(7)	(136)	(14)	(32)
Total comprehensive loss for period	$(6,465)	$(1,085)	$(10,622)	$(2,710)

Loss per share
Basic and diluted	$(0.29)	$(0.06)	$(0.62)	$(0.18)

Weighted average shares outstanding
Basic and diluted	17,801	16,742	17,751	15,056

Portage Biotech Inc. Condensed Consolidated Interim Statements of Financial Position (U.S. Dollars in thousands)
	September 30, 2023	March 31, 2023
		(Audited)
Assets
Current assets
Cash and cash equivalents	$3,445	$10,545
Prepaid expenses and other receivables	2,393	2,689
Convertible note receivable	429	442
Total current assets	6,267	13,676
Non-current assets
Investment in associate	716	806
Investment in public company	2,568	2,087
In-process research and development	81,683	81,683
Deferred commitment fee	839	839
Right to use asset	278	–
Other assets, including equipment, net	49	38
Total non-current assets	86,133	85,453
Total assets	$92,400	$99,129

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$3,087	$1,865
Lease liability - current, including interest	49	–
Total current liabilities	3,136	1,865
Non-current liabilities
Lease liability - non-current	237	–
Deferred tax liability	9,501	10,564
Deferred purchase price payable - Tarus	7,949	7,179
Deferred obligation - iOx milestone	4,580	4,126
Total non-current liabilities	22,267	21,869
Total liabilities	25,403	23,734

Shareholders’ Equity
Capital stock	219,494	218,782
Stock option reserve	22,716	21,204
Accumulated other comprehensive loss	(3,856)	(4,325)
Accumulated deficit	(170,693)	(159,616)
Total equity attributable to owners of the Company	67,661	76,045
Non-controlling interest	(664)	(650)
Total equity	66,997	75,395
Total liabilities and equity	$92,400	$99,129
Commitments and Contingent Liabilities (Note 15)